Exhibit 99.1

CENTOGENE Announces Leadership Transition

CAMBRIDGE, Mass., and ROSTOCK and BERLIN, Germany, October 20, 2020 – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies, announced today that Prof. Arndt Rolfs, the Company’s Chief Executive Officer (CEO) and founder, has decided to step down as CEO of CENTOGENE as of October 20, 2020, and that Andrin Oswald, M.D., will join the Company as CEO on December 1, 2020. Prof. Rolfs has agreed to serve as an advisor during the transition period.

“I am pleased to join CENTOGENE at such an exciting time in the Company’s evolution,” said Dr. Oswald. “With Prof. Arndt Rolfs’ leadership, CENTOGENE has created a unique proprietary platform focused on improving medical diagnosis and delivering better outcomes for patients with rare diseases. I look forward to leading the Company’s continued expansion and leveraging its superior disease insights to help develop life-changing therapies for the many patients affected by thousands of rare and often devastating illnesses.”

“Dr. Oswald is an accomplished leader in healthcare with a strong track record of building global companies focused on purpose, innovation and excellence,” said Dr. Flemming Ørnskov, Chairman of CENTOGENE’s Supervisory Board. “With his extensive, over 20-year professional experience across the life sciences, including in diagnostics and pharmaceuticals, he brings valuable experience and knowledge as well as an extensive network which can contribute to further scaling and accelerating CENTOGENE’s growth as a leader in the rare diseases space.”

Dr. Ørnskov continued, “On behalf of the Supervisory Board and all employees, I’d like to thank Arndt for everything he has helped CENTOGENE achieve over the last 16 years, and we are pleased that he will remain available to us as an advisor during the transition period. Arndt has been instrumental in building CENTOGENE’s unique capabilities, including its vast and complex biological data resources in rare diseases which enable better and faster clinical diagnoses and drug development. His unique expertise and personal drive have created significant value for patients and positioned the Company for continued growth and success, and we are grateful for his guidance and support in preparing for this transition.”

Under Prof. Rolfs’ leadership, CENTOGENE has evolved from its inception in 2006 into what is now the world’s leading partner and knowledge resource for diagnosis and research around rare diseases. CENTOGENE is a global company that employs over 500 experts and contributors from over 50 nations and helps transform real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies.

“It has been a great honor to lead this groundbreaking Company for 16 years, and I am proud of all we as a team have accomplished for patients with rare genetic diseases around the world,” commented Prof. Arndt Rolfs. “CENTOGENE has a clear mission and a committed and excellent team that will help drive a very exciting future for the Company. Our recently updated guidance speaks to the team’s so valuable contributions and the strength and agility of the business, which continues to recover nicely from the impact of COVID-19. I have decided that the Company is now in a great position to enter into a new phase of its journey and that this is a good time to allow new leadership to shape its future. I intend to participate in its future as a shareholder and look forward to working closely with the management team to ensure a smooth transition for the benefit of our patients, employees, partners, shareholders, and other stakeholders, as CENTOGENE continues to play a critical role in how we diagnose and treat rare diseases.”

Additional Background on Andrin Oswald, MD

Dr. Oswald was most recently the Delegate for COVID-19 Vaccines and Immunotherapies for the Federal Government of Switzerland, helping develop response and procurement strategies while advising the Swiss government on key decisions.

Prior to that, he was Director of Life Science Industry Engagement and Partnerships at the Bill & Melinda Gates Foundation, a role he held for four years in which he led the Foundation’s engagement with the industry and supported teams in developing and advancing its Global Health and Development priorities in R&D and delivery technologies. Prior to his role at the Bill & Melinda Gates Foundation, he oversaw business integration at GlaxoSmithKline, working directly with the CEO to advise on business and integration strategy. Before joining GlaxoSmithKline, Dr. Oswald spent more than 10 years in a variety of leadership roles at Novartis, including serving as Assistant to the Chairman and CEO of Novartis International AG; Country President for Novartis South Korea; Head of Global Development Franchises and a member of the Executive Committee for Novartis Pharma; and ultimately, CEO/Division Head of Novartis Vaccines & Diagnostics and a member of the Novartis Executive Committee, based in Boston. Dr. Oswald began his career in 1999 with McKinsey & Company, where he worked in various roles managing relationships and supporting projects with leading pharmaceutical and diagnostics companies in Europe and the U.S.

Throughout his career Dr. Oswald has also served on several boards, including the Novartis Foundation for Sustainable Development in Basel, Switzerland; the Global Health Innovation Technology Fund in Tokyo, Japan; and the Global Health Investment Corporation, where he was also a founding member.

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About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical and genetic data into actionable information for patients, physicians, and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge, including epidemiological and clinical data, as well as innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.6 billion weighted data points from approximately 570,000 patients representing over 120 different countries as of August 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of August

31, 2020, the Company collaborated with over 40 pharmaceutical partners covering over 45 different rare diseases.

Important Notice and Disclaimer
This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and govern-mental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2019 on Form 20-F filed with the SEC on April 23, 2020, Form 6-K containing our financial results for the three months ended March 31, 2020, filed with the SEC on June 15, 2020 and other current reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE
Sun Kim
Chief Strategy and Investor Relations Officer
investor.relations@centogene.com

FTI Consulting

Bridie Lawlor
+1.917.929.5684
bridie.lawlor@fticonsulting.com

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